Securities and Exchange Commission

Washington, D.C.  20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)

TRI CITY BANKSHARES CORPORATION

---------------------------------------

(Name of Issuer)

Common Stock, $1.00 par value

------------------------------------------

(Title of Class of Securities)

895364107

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(CUSIP Number)

April 20, 2004

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(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]

Rule 13d-1(b)

[X]

Rule 13d-1(c)

[   ]

Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G

CUSIP No. 895364107

1.

NAME OF REPORTING PERSON

Gerald J. Kahn

IRS IDENTIFICATION NOS. OF ABOVE PERSONS

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [   ]

(b) [X]  Joint filing pursuant to Rule 13d-1(k)(1)

3.

SEC USE ONLY

4.

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.

SOLE VOTING POWER

66,290

6.

SHARED VOTING POWER

0

7.

SOLE DISPOSITIVE POWER

66,290

8.

SHARED DISPOSITIVE POWER

0

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

66,290

10.

CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

N/A

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.8%

12.

TYPE OF REPORTING PERSON

IN

Schedule 13G

CUSIP No. 895364107

1.

NAME OF REPORTING PERSON

Agatha T. Ulrich 2002 Trust

IRS IDENTIFICATION NOS. OF ABOVE PERSONS

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [   ]

(b)  [X]  Joint filing pursuant to Rule 13d-1(k)(1)

3.

SEC USE ONLY

4.

CITIZENSHIP OR PLACE OF ORGANIZATION

Wisconsin

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.

SOLE VOTING POWER

0

6.

SHARED VOTING POWER

0

7.

SOLE DISPOSITIVE POWER

0

8.

SHARED DISPOSITIVE POWER

0

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

10.

CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

N/A

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0%

12.

TYPE OF REPORTING PERSON

OO

Schedule 13G

CUSIP No. 895364107

ITEM 1(a).

NAME OF ISSUER

Tri City Bankshares Corporation

ITEM 1(b).

ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

6400 South 27th Street

Oak Creek, Wisconsin 53151

ITEM 2(a).

NAME OF PERSON FILING

1)  Gerald J. Kahn

2)  Agatha T. Ulrich 2002 Trust

Attached as Exhibit 1 is a copy of an agreement between the persons filing (as specified above) that this Schedule 13G is being filed on behalf of each of them.

ITEM 2(b).

ADDRESS OF PRINCIPAL BUSINESS OFFICE OF EACH OF THE PERSONS SPECIFIED IN 2(A) ABOVE:

Gerald J. Kahn, Trustee

c/o Godfrey & Kahn, S.C.

780 N. Water Street

Milwaukee, Wisconsin 53202

ITEM 2(c).

CITIZENSHIP

Gerald J. Kahn--U.S.A.

Agatha T. Ulrich 2002 Trust--Wisconsin

ITEM 2(d).

TITLE OF CLASS OF SECURITIES

Common Stock, $1.00 par value

ITEM 2(e).

CUSIP NUMBER

895364107

ITEM 3.

If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)

[   ]

Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)

[   ]

Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)

[   ]

Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)

[   ]

Investment company registered under section 8 of the Investment Company

Act of 1940 (15 U.S.C. 80a-8);

(e)

[   ]

An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)

[   ]

An employee benefit plan or endowment fund in accordance with

§240.13d-1(b)(1)(ii)(F);

(g)

[   ]

A parent holding company or control person in accordance with

§240.13d-1(b)(1)(ii)(G);

(h)

[   ]

A savings association defined in Section 3(b) of the Federal Deposit Insurance
              Act (12 U.S.C. 1813);

(i)

[   ]

A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)

[   ]

Group, in accordance with §240.13d-1(b)(1)(ii)(J).

ITEM 4.

OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned: See Item 9 on the cover sheets.

(b)

Percent of class:  See Item 11 on the cover sheets.

(c)

Number of shares as to which the person has:

(i)

Sole power to vote or to direct the vote:  See Item 5 on the cover sheets.

(ii)

Shares power to vote or to direct the vote:  See Item 6 on the cover sheets.

(iii)

Sole power to dispose or to direct the disposition of:  See Item 7 on the cover sheets.

(iv)

Shared power to dispose or to direct the disposition of:  See Item 8 on the cover sheets.

Mr. Kahn’s beneficial ownership consists of 66,290 shares of Common Stock held by trusts whereby Mr. Kahn serves as sole trustee.  Agatha T. Ulrich 2002 Trust is joining this Schedule 13G and reporting beneficial ownership of the securities because it was the record owner of more than 5% of the common stock of Tri City Bankshares Corporation, although voting power and investment control was vested in the trustee, Gerald J. Kahn.

ITEM 5.

OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [ X ].

ITEM 6.

OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

N/A

ITEM 7.

IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

N/A

ITEM 8.

IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

N/A

ITEM 9.

NOTICE OF DISSOLUTION OF GROUP.

N/A

ITEM 10.

CERTIFICATION.

By signing below I certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect

SIGNATURE.

After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of the 23rd day of April, 2004.

/s/  Gerald J. Kahn

Gerald J. Kahn

Individually and as trustee of the Agatha T. Ulrich 2002 Trust

Exhibit 1

  Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing with the other reporting person of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Tri City Bankshares Corporation and that this Agreement be included as an Exhibit to such joint filing.

This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 23rd day of April, 2004.

/s/  Gerald J. Kahn

Gerald J. Kahn

/s/  Gerald J. Kahn

Gerald J. Kahn

Trustee of the Agatha T. Ulrich 2002 Trust